UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 12)1

DIRTT Environmental Solutions Ltd.

(Name of Issuer)

Common Shares, without par value

(Title of Class of Securities)

25490H106

(CUSIP Number)

Aron R. English

22NW, LP

590 1st Ave. S

Unit C1

Seattle, Washington 98104

(206) 227-3078

RYAN NEBEL

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

March 17, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 25490H106

1	NAME OF REPORTING PERSON

22NW Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		58,395,297 (1)
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

58,395,297 (1)
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

58,395,297 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

29.3% (1)
14	TYPE OF REPORTING PERSON

PN

(1)       Inclusive of 8,440,252 Shares issuable upon the conversion of the Convertible Debentures (as defined below).

2

CUSIP No. 25490H106

1	NAME OF REPORTING PERSON

22NW, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		58,395,297 (1)
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

58,395,297 (1)
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

58,395,297 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

29.3% (1)
14	TYPE OF REPORTING PERSON

PN

(1)       Inclusive of 8,440,252 Shares issuable upon the conversion of the Convertible Debentures.

3

CUSIP No. 25490H106

1	NAME OF REPORTING PERSON

22NW Fund GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		58,395,297 (1)
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

58,395,297 (1)
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

58,395,297 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

29.3% (1)
14	TYPE OF REPORTING PERSON

OO

(1)       Inclusive of 8,440,252 Shares issuable upon the conversion of the Convertible Debentures.

4

CUSIP No. 25490H106

1	NAME OF REPORTING PERSON

22NW GP, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		58,395,297 (1)
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

58,395,297 (1)
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

58,395,297 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

29.3% (1)
14	TYPE OF REPORTING PERSON

CO

(1)       Inclusive of 8,440,252 Shares issuable upon the conversion of the Convertible Debentures.

5

CUSIP No. 25490H106

1	NAME OF REPORTING PERSON

Aron R. English
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		65,888,240 (1)
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

65,888,240 (1)
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

65,888,240 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

33.0% (1)
14	TYPE OF REPORTING PERSON

IN

(1)       Inclusive of 8,440,252 Shares issuable upon the conversion of the Convertible Debentures.

6

CUSIP No. 25490H106

1	NAME OF REPORTING PERSON

Bryson O. Hirai-Hadley
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		2,272
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

2,272
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,272
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

IN

7

CUSIP No. 25490H106

1	NAME OF REPORTING PERSON

Alexander B. Jones
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		2,181
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

2,181
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,181
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

IN

8

CUSIP No. 25490H106

The following constitutes Amendment No. 12 to the Schedule 13D filed by the undersigned (“Amendment No. 12”). This Amendment No. 12 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

Of the 58,395,297 Shares beneficially owned by 22NW Fund, (i) 21,981,043 of such Shares were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) and have an aggregate purchase price of approximately $44,335,026, excluding brokerage commissions, (ii) 3,899,745 of such Shares were granted by the Issuer, following shareholder approval, at a deemed price of $0.40 per Share as reimbursement for legal fees and other expenses incurred by 22NW Fund in connection with the contested director election at the Issuer’s 2022 annual and special meeting, (iii) 24,074,2571 of such Shares were purchased pursuant to the exercise of 22NW Fund’s subscription rights under the Issuer’s C$30.0 million rights offering (the “Rights Offering”) at a subscription price of C$0.35 per Share, and (iv) 8,440,252 of such Shares are currently issuable upon the conversion of certain of the Issuer’s outstanding 6.00% convertible unsecured subordinated debentures (the “January 2026 Convertible Debentures”) and 6.25% convertible unsecured subordinated debentures (the “December 2026 Convertible Debentures,” and, together with the January 2026 Convertible Debentures, the “Convertible Debentures”), which Convertible Debentures have an aggregate purchase price of approximately C$17,262,885.

Of the 7,492,943 Shares directly owned by Mr. English, (i) 1,777,369 were purchased with personal funds (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) and have an aggregate purchase price of approximately $994,199, excluding brokerage commissions, and (ii) 5,715,5742 of such Shares were purchased pursuant to the exercise of Mr. English’s subscription rights under the Rights Offering at a subscription price of C$0.35 per Share.

Of the 2,272 Shares directly owned by Mr. Hirai-Hadley, (i) 1,250 were purchased with personal funds (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) and have an aggregate purchase price of approximately $1,763, excluding brokerage commissions, and (ii) 1,022 of such Shares were purchased pursuant to the exercise of Mr. Hirai-Hadley’s subscription rights under the Rights Offering at a subscription price of C$0.35 per Share.

Of the 2,181 Shares directly owned by Mr. Jones, (i) 1,200 were purchased with personal funds (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) and have an aggregate purchase price of approximately $2,780, excluding brokerage commissions, and (ii) 981 of such Shares were purchased pursuant to the exercise of Mr. Jones’ subscription rights under the Rights Offering at a subscription price of C$0.35 per Share.

1 Inclusive of the internal transfer of 4,117,741 Shares from 22NW Fund to Mr. English, as further described in Item 5 of Amendment No. 11 to the Schedule 13D.

2 Inclusive of the internal transfer of 4,117,741 Shares from 22NW Fund to Mr. English, as further described in Item 5 of Amendment No. 11 to the Schedule 13D.

9

CUSIP No. 25490H106

Item 4. Purpose of Transaction.

Item 4 is hereby amended to add the following:

On March 17, 2024, 22NW Fund entered into a binding term sheet (the “Term Sheet”) with the Issuer to enter into a subsequent definitive Support and Standstill Agreement (the “Support Agreement”).

On March 22, 2024, 22NW Fund entered into the Support Agreement with the Issuer. Pursuant to the Support Agreement, the Issuer agreed to nominate Aron R. English (or a replacement director identified by 22NW Fund, the “Shareholder Director”) for election as a member of the Issuer’s Board of Directors (the “Board”) and to recommend, support and solicit proxies for the election of the Shareholder Director in the same manner as the other DIRTT Nominees (as defined in the Support Agreement) at each of the Issuer’s 2024 annual general meeting of shareholders (the “2024 Meeting”) and 2025 annual general meeting of shareholders (the “2025 Meeting”), subject to 22NW Fund continuing to beneficially own, or exercising control or direction over, at least the lesser of 20% of the then issued and outstanding Shares and 38,222,077 Shares (subject in each case to adjustment for stock splits, reclassifications, combinations and similar adjustments).

Pursuant to the Support Agreement, 22NW Fund has agreed to vote all of its Shares in favor of recommendations of the Board on director election proposals and certain other proposals, subject to certain exceptions, at the 2024 Meeting and the 2025 Meeting (and any other meeting of the Issuer’s shareholders held prior to the Termination Date (as defined below)). Further under the terms of the Support Agreement, 22NW Fund has also agreed (i) provided the Rights Plan (as defined in the Support Agreement) is approved by the Issuer’s shareholders, not to initiate an unsolicited take-over bid for the Shares prior to the Termination Date, subject to certain exceptions, and (ii) to certain customary standstill provisions until the day following the 2025 Meeting. The Support Agreement also contains certain mutual non-disparagement provisions.

The Support Agreement will terminate upon the earlier of (i) 30 days prior to the last date that a nomination for election as a director of the Issuer at the Issuer’s 2026 annual general meeting of shareholders can be made in accordance with the Issuer’s Amended and Restated By-Laws No. 1, and (ii) 60 days prior to the one-year anniversary of the 2025 Annual Meeting (the “Termination Date”), subject to potential earlier termination under certain circumstances.

The foregoing descriptions of the Term Sheet and the Support Agreement do not purport to be complete and are subject to and qualified in their entirety by reference to the full text of the Term Sheet and the Support Agreement, copies of which are attached hereto as Exhibit 99.1 and Exhibit 99.2, respectively, and are incorporated by reference herein.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) and (c) are hereby amended and restated as follows:

(a)       The aggregate percentage of Shares reported owned by each person named herein is based upon 191,110,385 Shares outstanding as of February 16, 2024, which is the total number of Shares outstanding as reported in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 21, 2024, plus the number of Shares underlying the Convertible Debentures as reported herein, as applicable.

As of the date hereof, 22NW Fund directly beneficially owned 58,395,297 Shares, constituting approximately 29.3% of the Shares outstanding, including 8,440,252 Shares issuable upon conversion of the Convertible Debentures owned by 22NW Fund.

10

CUSIP No. 25490H106

As of the date hereof, Mr. English directly beneficially owned 7,492,943 Shares, constituting approximately 3.9% of the Shares outstanding.

As of the date hereof, Mr. Hirai-Hadley directly beneficially owned 2,272 Shares, constituting less than 1% of the Shares outstanding.

As of the date hereof, Mr. Jones directly beneficially owned 2,181 Shares, constituting less than 1% of the Shares outstanding.

22NW, as the investment manager of 22NW Fund, may be deemed to beneficially own the 58,395,297 Shares beneficially owned by 22NW Fund, constituting approximately 29.3% of the Shares outstanding. 22NW GP, as the general partner of 22NW Fund, may be deemed to beneficially own the 58,395,297 Shares beneficially owned by 22NW Fund, constituting approximately 29.3% of the Shares outstanding. 22NW Inc., as the general partner of 22NW, may be deemed to beneficially own the 58,395,297 Shares beneficially owned by 22NW Fund, constituting approximately 29.3% of the Shares outstanding. Mr. English, as the Portfolio Manager of 22NW, Manager of 22NW GP and President and sole shareholder of 22NW Inc., may be deemed to beneficially own the 58,395,297 Shares beneficially owned by 22NW Fund, which, together with the Shares he directly beneficially owns, constitutes an aggregate of 65,888,240 Shares, constituting approximately 33.0% of the Shares outstanding.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.

(c)       Except as otherwise disclosed herein, the Reporting Persons have not engaged in any transactions in the securities of the Issuer since the filing of Amendment No. 11 to the Schedule 13D. Mr. English participated in the Rights Offering in full, as well as exercising his oversubscription rights, to purchase an aggregate of 1,597,833 Shares at a subscription price of C$0.35 per Share. Mr. English did not receive confirmation of the receipt of certain additional Shares issued pursuant to the exercise of his oversubscription rights until after the filing of Amendment No. 11 to the Schedule 13D.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On March 17, 2024, 22NW Fund and the Issuer entered into the Term Sheet as defined and described in Item 4 above and attached as Exhibit 99.1 hereto.

On March 22, 2024, 22NW Fund and the Issuer entered into the Support Agreement as defined and described in Item 4 above and attached as Exhibit 99.2 hereto.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibits:

99.1	Term Sheet, dated as of March 17, 2024 (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on March 25, 2024).
99.2	Support and Standstill Agreement, dated as of March 22, 2024 (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed on March 25, 2024).

11

CUSIP No. 25490H106

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 26, 2024

22NW FUND, LP

By:	22NW Fund GP, LLC General Partner

By:	/s/ Aron R. English
	Name:	Aron R. English
	Title:	Manager

22NW, LP

By:	22NW GP, Inc. General Partner

By:	/s/ Aron R. English
	Name:	Aron R. English
	Title:	President and Sole Shareholder

22NW FUND GP, LLC

By:	/s/ Aron R. English
	Name:	Aron R. English
	Title:	Manager

22NW GP, INC.

By:	/s/ Aron R. English
	Name:	Aron R. English
	Title:	President and Sole Shareholder

/s/ Aron R. English
ARON R. ENGLISH Individually and as attorney-in-fact for Bryson O. Hirai-Hadley and Alexander B. Jones

12